JG



16021767

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 17 2016
Washington DC
406

SEC FILE NUMBER
8-51538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/15 (MM/DD/YY) AND ENDING 06/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Georgeson Securities Corporation JG

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

118 Fernwood Ave.
(No. and Street)

Edison	New Jersey	08837
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Chasse — 781-575-2269
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers, LLP
(Name – *if individual, state last, first, middle name*)

125 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jeffrey Chasse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Georgeson Securities Corp., as of June 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing Section

AUG 17 2016

Washington DC
409

Signature

N. A. Financial Controller

Title

Notary Public


MARY PIEROTTI LUOSEY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
January 21, 2022

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Georgeson Securities Corporation,

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Georgeson Securities Corporation at June 30, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

August 11, 2016

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, F:(617) 530 5001, www.pwc.com/us

Georgeson Securities Corporation
Statement of Financial Condition
June 30, 2016

Assets	
Cash and cash equivalents	$ 9,063,857
Cash segregated for regulatory purposes	5,584,282
Accounts receivable, net of allowance for returned tenders of $51,284	683,223
Prepaid and other assets	157,167
Intangible assets, net	340,511
Deferred tax asset	20,252
Receivable from affiliates	115,185
Total assets	$ 15,964,477
Liabilities and Stockholder's equity	
Payable to affiliates	$ 1,442,699
Amounts owed to customers	1,581,106
Other liabilities	437,801
Total liabilities	$ 3,461,606
Stockholder's equity	
Common stock, $0.01 par value; 1000 shares authorized, 203 shares issued and outstanding	10
Paid-in capital	909,101
Retained Earnings	11,593,760
Total stockholder's equity	$ 12,502,871
Total liabilities and stockholder's equity	$ 15,964,477

1. Organization and Basis of Presentation

Georgeson Securities Corporation (the "Company" or "GSEC"), a Delaware corporation, is a wholly owned direct subsidiary of Georgeson Inc. (the "Parent") an indirect subsidiary of Computershare US (the US Holding Parent). Computershare Limited, a publicly-held Australian corporation, is the ultimate parent of the Company.

The Company is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company primarily operates voluntary programs for participation by unexchanged individual shareholders to exchange securities of merged corporations no longer traded through a transfer / exchange agent for new equity securities of the new corporation. If directed by the individual shareholder, in lieu of delivering the new equity securities, the Company will sell the equity securities received in the exchange and remit the sale proceeds to the shareholders (the voluntary program services provided to a shareholder is hereafter referred to as a "shareholder transaction"). The Company also serves as a broker dealer for transactions initiated by its affiliates. These transactions include purchase and sale transactions for employee stock purchase plans ("ESPPs") as well as the purchase and sale of securities by affiliates to assist in their transfer agency dividend reinvestment and similar plans. Since the Company carries customer balances, it is subject to the requirements of SEC Rule 15c3-3 under the Securities and Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. For the purpose of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash and cash equivalents as cash on hand, demand deposits and time deposits with original maturities less than 90 days. No cash equivalents were held at period end.

Cash Segregated for Regulatory Purposes
In accordance with Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company maintains a special reserve account for the benefit of its customers. The amounts owed to customers consists of funds in the sales settlement account waiting to be paid out to customers, funds in transit that are waiting to be paid out to customers and funds for uncashed checks over 1 year old which are held as part of the customer reserve 15c3-3.

Intangibles
Intangible assets with determinable values are amortized annually over an estimated useful life of 15 years on a straight line basis. The book values of intangible assets are assessed for impairment, on an annual basis and the estimated useful lives may be adjusted based on these assessments. The Company reviews both internal and external indicators when assessing and determining if the asset has been impaired. The Company considers and takes into account any adverse changes in market conditions, changes in technology along with the economic environment the Company operates in.

Income Taxes
Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to the differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date.

The Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the relevant taxing authorities.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from the estimates included in the financial statements.

Fair Value of Non-Financial Instruments
The fair value of all financial assets and liabilities (consisting primarily of receivables from and payables to customers) approximate the reported value due to their short-term nature.

3. Accounts Receivable and Allowance for Returned Tenders

Accounts receivable represent fees earned on shareholder transactions but not yet received. Accounts receivable are reported net of an allowance for returned tenders on the Statement of Financial Condition.

The allowance for returned tenders is periodically reviewed for adequacy based on return experience. Assessing the adequacy of the allowance for returned tenders is inherently subjective, as it requires making estimates that may be susceptible to significant change. In the opinion of management, the allowance, when taken as a whole, is adequate to absorb reasonably estimated returned tenders.

4. Other Liabilities

All shareholder transactions are cleared through the Company's clearing brokers, Broadcort Capital Division of Merrill Lynch and ConvergEx Group Execution Solutions. At June 30, 2016, the amount payable to the clearing brokers is $257,458 which is included in other liabilities on the Statement of Financial Condition.

5. Related Party Transactions

All intercompany transactions with the Parent and affiliated companies are charged or credited through intercompany accounts and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. At June 30, 2016, the receivable from affiliates and the payable to affiliates amounted to $115,185 and $1,442,699, respectively.

6. Liabilities Subordinated to Claims of General Creditors

The Company has no borrowings under subordination agreements at June 30, 2016.

7. Segregated Cash

Cash of $5,584,282 has been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the SEC. Pursuant to the Company's 15c3-3 calculation, $1,581,106 was required to be on deposit at June 30, 2016.

8. Intangible Assets

Intangible assets consist of capitalized client listing. June 30, 2016 net intangible assets $340,511.
Intangible Assets

Client List (Eagle Rock)	$ 398,000
Accumulated Amortization	(57,489)
Net Intangible Assets	$ 340,511

9. Contingencies

From time to time the Company is a defendant in certain litigation, and in addition, is examined by and answers inquiries from various government and regulatory agencies, which are incidental to the Company's business. Management believes that the outcome of any matters resulting from such litigation and inquiries will not materially affect the Company's financial position or results of operations.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote and immaterial.

10. Concentration

The Company may be exposed to concentrations of credit risk regarding its cash and cash equivalents. The Company maintains its cash balances with a depository institution in amounts which may exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should this financial institution be unable to fulfill its obligations. The Company has performed an assessment of its relationship and believes that its credit risk is limited.

11. Income Taxes

The Company is part of a group that files consolidated U.S. Federal and combined state and city income tax returns. The Company calculates taxes as if it filed on a separate company return basis except that it uses the apportionment percentages of the overall combined group for combined state and city returns. At June 30, 2016, the current taxes payable due related to U.S. Federal and combined state and city income tax returns of $711,822 are included in payable to affiliates on the Statement of Financial Condition. The separate state returns current receivable is $52,358 and is included in prepaid and other assets on the Statement of Financial Condition. Amounts due to the affiliates with respect to current income taxes are settled currently.

The deferred tax asset and liabilities at June 30, 2016 consist of the following:

Allowance for returned tenders	$ 20,252
Deferred Tax Assets	$ 20,252
Other investments	$ (2,888)
Other liability	$ (2,888)
Net deferred tax asset	$ 17,364

For the year ended June 30, 2016, the Company had no unrecognized tax benefits. Accordingly, the Company has not recognized or accrued any interest or penalties for the year ended June 30, 2016.

The consolidated group, of which the Company is a member and the Company file tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local and foreign jurisdictions, where applicable. As of June 30, 2016, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year ended June 30, 2012 forward.

12. Subsequent Events

Subsequent events have been evaluated through August 11, 2016, the date of this report. On August 4, 2016, the Company declared and paid a dividend in the amount of $1,000,000 to its immediate Parent, Georgeson Inc. No other subsequent events were identified by management.

13. Net Capital Requirement

The Company is subject to the net capital requirement of Rule 15c3-1 of the Securities and Exchange Commission (the "Rule"), which specifies, among other things, minimum net capital requirements for registered broker dealers. The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of the rule.

In accordance with the Rule, the Company is required to maintain minimum net capital, as defined, of $250,000 or 2% of combined aggregate debit items, whichever is greater. At June 30, 2016, the Company had net capital of $11,198,737 which was $10,946,906 in excess of its required net capital of $250,000. At June 30, 2016, the Company had no aggregate debit items.

Georgeson Securities Corporation

General Assessment Reconciliation on form SIPC-7
June 30, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended June 30, 2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Georgeson Securities Corporation
118 Fernwood Ave.
Edison, NJ 08837

SEC Mail Processing Section
AUG 17 2016
Washington DC
409

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Scott Park (201) 386-3340

2. A. General Assessment (item 2e from page 2) $ 36,982 (A)

B. Less payment made with SIPC-6 filed (exclude interest) (18,744 (B))
2/9/16
Date Paid

C. Less prior overpayment applied ((C))

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☑
Total (must be same as F above) $ 18,238 (D)

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Georgeson Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 27 day of July, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning July 1, 2015
and ending June 30, 2016

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 17,543,373 (E)

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 2,750,510 (F)

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions — 2,750,510

2d. SIPC Net Operating Revenues — $ 14,792,863 (G)

2e. General Assessment @ .0025 — $ 36,982 (A)

(to page 1, line 2.A.)



Report of Independent Accountants

To The Board of Directors of Georgeson Securities Corporation:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Georgeson Securities Corporation (the "Company") for the year ended June 30, 2016, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Georgeson Securities Corporation's compliance with the applicable instructions of Form SIPC-7 during the year ended June 30, 2016. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated February 9, 2016 in the amount of $18,744 compared to the HSBCnet transaction details, reference 61924JT00ZGC and payment dated July 28, 2016 in the amount of $18,238 compared to the HSBCnet transaction detail, reference *03794OI00TVJ* noting no differences.

2. Compared the Total Revenue amount reported on audited Form X-17A-5 for the year ended June 30, 2016 to the Total revenue amount of $17,543,373 reported on page 2, item 2a of Form SIPC-7 for the year ended June 30, 2016, noting an immaterial variance of $3.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared deductions on line 2c(3), commissions, of $2,750,510 to page 3 of the audited Form X-17A-5, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $14,792,863 and $36,982, respectively of the Form SIPC-7, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, F:(617) 530 5001, www.pwc.com/us



This report is intended solely for the information and use of management and the board of directors of Georgeson Securities Corporation, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 11, 2016

Georgeson Securities Corporation

Compliance Report
June 30, 2016

Georgeson

Securities Corporation
Member FINRA, SIPC

480 Washington Boulevard, 27th Floor
Jersey City, New Jersey 07310

Georgeson Securities Corporation's Compliance Report

Georgeson Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended June 30, 2016;
(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended June 30, 2016;
(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended June 30, 2016; and
(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

We, Cynthia Nisley, Jeff Chasse, and Scott Park, swear (or affirm) that, to our best knowledge and belief, this Compliance Report is true and correct.

Manual Signatures of:



1) ______________________
Cynthia Nisley, President



2) ______________________
Jeff Chasse, CPU US Financial Controller



3) ______________________
Scott Park, FinOp Business Controller

Report as of August 11, 2016



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Georgeson Securities Corporation,

We have examined Georgeson Securities Corporation's assertions, included in the accompanying The Compliance Report, that

1) the Company's internal control over compliance with the financial responsibility rules (as defined below) was effective during the year ended June 30, 2016 based on controls necessary to achieve the objectives of the financial responsibility rules,

2) the Company's internal control over compliance with the financial responsibility rules was effective as of June 30, 2016 based on controls necessary to achieve the objectives of the financial responsibility rules,

3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of June 30, 2016, and

4) the information used to assert that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3 (the "customer protection rule"), 17 C.F.R. § 240.17a-13 ("the quarterly securities count rule"), or Rule NASD 2340 of Financial Industry Regulatory Authority, Inc. ("FINRA") (the "account statements rule"), which requires account statements to be sent to the customers of the Company (collectively, the "financial responsibility rules") will be prevented or detected on a timely basis. The Company's management is also responsible for compliance with the net capital rule and the reserve requirements rule and that the information used to assert compliance was derived from the books and records. Our responsibility is to express an opinion on the Company's assertions based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether (1) the Company's internal control over compliance with the financial responsibility rules was effective as of and during the year ended June 30, 2016, (2) the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2016, and (3) the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2016 was derived from the Company's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance with the financial responsibility rules, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Georgeson Securities Corporation's compliance with the financial responsibility rules.

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, F:(617) 530 5001, www.pwc.com/us



Because of its inherent limitations, internal control over compliance may not prevent or detect non-compliance with the financial responsibility rules. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Georgeson Securities Corporation's assertions referred to above are fairly stated, in all material respects.

PricewaterhouseCoopers LLP

August 11, 2016